SECURITIES AND EXCHANGE COMMISSION


                          Washington, D.C. 20549


                                FORM 11-K


                               ANNUAL REPORT

                     PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES EXCHANGE ACT OF 1934


                          For the Fiscal Year Ended
                             November 30, 1993

A.      Full title of the Plan:

         Aetna Life & Casualty Incentive Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Aetna Life and Casualty Company
         151 Farmington Avenue
         Hartford, Connecticut  06156

         REQUIRED INFORMATION:

         The following documents for the plan are set forth on pages 2 and 3:

                     Independent Auditors' Report
                     Independent Auditors' Consent

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed by the undersigned duly authorized.

                    AETNA LIFE & CASUALTY
                   INCENTIVE SAVINGS PLAN

                    By:  Mary Ann Champlin
                         Mary Ann Champlin
                         Senior Vice President, Aetna Human Resources
                         Aetna Life and Casualty Company



Dated:  May 20, 1994
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Independent Auditors' Report


Aetna Life & Casualty Incentive Savings Plan
  Committee and Participants of Aetna
  Life & Casualty Incentive Savings Plan:


We have audited the accompanying statements of financial condition of Aetna Life & Casualty
Incentive Savings Plan as of November 30, 1993 and
1992, and the related statements of income and changes in plan equity for each of the years in the three year period ended November 30, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial condition of Aetna Life & Casualty
Incentive Savings Plan as of November 30, 1993 and
1992, and the results of its operations and the changes in its plan equity for each of the years in the three year period ended November 30, 1993 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The 1993 supplementary information included in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's
Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of
1974. Such 1993 supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                      KPMG Peat Marwick
March 18, 1994
Hartford Connecticut

Independent Auditors' Consent


Aetna Life & Casualty Incentive Savings Plan
Committee and Participants of Aetna
Life & Casualty Incentive Savings Plan:

We consent to incorporation by reference in the Registration Statement (No. 2-73911) on Form S-8 of
Aetna Life & Casualty Incentive Savings Plan of our report dated March 18, 1994, relating to the statements of financial condition of Aetna Life &
Casualty Incentive Savings Plan as of November 30,
1993 and 1992, the related statements of income and changes in plan equity for the years ended November 30, 1993, 1992, and 1991, and the 1993 supplementary information which report appears in the November 30, 1993 annual report on Form 11-K of Aetna Life &
Casualty Incentive Savings Plan.



                                    KPMG Peat Marwick


Hartford, Connecticut
May 18, 1994